UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11‑K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXXONMOBIL SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXXON MOBIL CORPORATION

22777 Springwoods Village Parkway

Spring, Texas 77389-1425

EXXONMOBIL SAVINGS PLAN

EXXONMOBIL SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(millions of dollars)

	December 31,
	2023	2022
Assets

Investments, at fair value (Note 5):

Exxon Mobil Corporation common stock	7,330	8,390

Other investments	14,428	12,723

Other investments on loan	30	—

Total investments	21,788	21,113

Receivables:

Notes receivable from participants	126	139

Other receivables	3	14

Total receivables	129	153

Total assets	21,917	21,266

Liabilities

Payables and accrued liabilities	71	73
Payables for cash collateral on securities on loan	9	—

Total liabilities	80	73

Net assets available for benefits	21,837	21,193

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED 2023
(millions of dollars)

Contributions:

Employer	266
Participant	425
Transfers-in at fair value	48

Total contributions	739

Investment income/(loss):

Interest	177
Dividends	273
Net appreciation/(depreciation) in fair value of investments	1,369

Net investment income/(loss)	1,819

Interest income on notes receivable from participants	7

Benefit payments	(1,921)

Net increase/(decrease)	644

Net assets available for benefits:

Beginning of year	21,193

End of year	21,837

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:  Description of the Plan

General

Active participants in the ExxonMobil Savings Plan ("Plan") are eligible employees of Exxon Mobil Corporation ("ExxonMobil" or the “Company") and certain affiliated employers.  The terms and conditions of the Plan are contained in the ExxonMobil Benefit Plans Common Provisions document, the ExxonMobil Savings Plan document, and the ExxonMobil Savings Trust document (collectively, the "Plan Document").  The Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA"), a "defined contribution plan" described in Section 3(34) of ERISA, and a non-leveraged Employee Stock Ownership Plan. The notes to the financial statements give a general description of the Plan. Participants should refer to the Plan Document for a more complete discussion of the Plan's provisions.

Contributions

The Plan permits participant contributions that range from 6 percent to 20 percent of each participant’s eligible pay. The Company matches only the minimum 6 percent contribution in an amount equal to 7 percent of a participant’s eligible pay.

Employees who are at least age 50 during the plan year and who maximize the combination of their regular pretax and Roth contributions may elect to make additional contributions.

Vesting

Participants are immediately vested in their contributions and all earnings.  Company contributions vest at 100 percent upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or death while an employee.

Forfeitures

During 2023, employer contributions totaling $1.8 million were forfeited by terminating employees and used to offset employer contributions.

Other Plan Provisions

Other Plan provisions including eligibility, enrollment, participation, forfeiture, loans, benefit payments (including withdrawals and distributions), and investment options are described in the Plan Document.

Plan Termination

The Company may terminate or amend the Plan at any time.  In the event of termination, the net assets of the Plan will be distributed in accordance with ERISA.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis.  Benefit payments are reported when paid.

Investment Valuation and Income Recognition

Investments are stated at fair value as described in Note 5.

Under the terms of its trust agreement, the Plan engaged in an authorized form of security lending activities during the year ended December 31, 2023. In accordance with the Savings Plan Securities Lending Agreement with The Northern Trust Company, the market value of the collateral held at the time of trade execution is required to be at least 102 percent of the market value of securities on loan or at least 105 percent if the collateral held and securities on loan are denominated in different currencies. The fair value of U.S. Government securities on loan was $30 million and $0 million, at December 31, 2023 and 2022, respectively. The securities on loan are reflected in the Statements of Net Assets Available for Benefits at December 31, 2023 and 2022 and the Schedule of Assets (Held At End Of Year). The value of cash collateral obtained and reinvested in short term investments is reflected as a liability on the Plan’s financial statements.

Purchases and sales of securities are recorded on a trade-date basis. "Dividends" only includes dividends on ExxonMobil stock, and any dividends related to the NT CCT equity funds are reflected as part of the "Net appreciation/(depreciation) in fair value of investments". "Interest" includes only interest from fixed income securities held in the Common Assets Portfolio and from short term cash investments. Interest related to the NT Bond Fund CCT is reflected as part of the "Net appreciation/(depreciation) in fair value of investments".

Net appreciation / depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

Transfers-in at fair value include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits, liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan participants invest in various investment options offered by the Plan.  Investments in these Plan-offered options are subject to various risks, such as interest rate, market value, and credit risks. Market risks include global events which could impact the value of investments securities, such as pandemics or international conflicts.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Expenses

Investment income from all sources is stated net of brokerage fees on purchases and sales of ExxonMobil common stock, administrative expenses and investment management fees.  Fees for delivery of checks that are expedited

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

upon request by participants and participant loan origination fees are charged to the participant’s account.  All other administrative fees are paid by the Company.  Administrative expenses are recorded when incurred.

Note 3:  Related Party and Party in Interest Transactions

During 2023, certain Plan investments were units of various funds managed by The Northern Trust Company, and therefore, purchases and sales of these investments qualified as party in interest transactions. The Northern Trust Company also provided custodial services to the Plan and acted as securities lending agent during the Plan year.

The Plan holds Exxon Mobil Corporation common stock.  Exxon Mobil Corporation is the employer of Plan participants and is the Plan sponsor, and any transactions in Exxon Mobil Corporation common stock qualify as party in interest transactions.

Notes receivable from participants (participant loans) also qualify as party in interest transactions.

Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Plan administrators by a letter dated August 7, 2017, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  The Plan administrators and legal counsel believe the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.  The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5:  Fair Value Measurements

The authoritative guidance for fair value measurements provides a framework for measuring fair value. The framework establishes a three-level fair value hierarchy based on the nature of the information used to measure fair value.  The terms “Level 1” and “Level 2” are accounting terms that refer to different methods of valuing assets.  The terms do not represent the relative risk or credit quality of an investment.  The fair value hierarchies for the Plan assets are not a measure of the ability of the Plan to meet Plan benefit obligations.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5: Fair Value Measurements (continued)

			Fair Value Measurements at
			December 31, 2023 Using*
(millions of dollars)
Description of investments	Value		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)

ExxonMobil common stock	7,330		7,330	(1)
U.S. Government Securities	2,704				2,704	(2)
Corporate Debt Securities	422				422	(2)

Total	10,456		7,330		3,126

Common/Collective trusts (at net asset value)**:
S&P 500 Fund	5,652	(3)
Small & Mid Cap Fund	2,718	(3)
World Ex-US Equity Fund	1,720	(3)
Aggregate Bond Fund	1,076	(4)
Short term investments	166	(5)

Total	21,788

(1)     For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.
(2)     For U.S. government securities and corporate debt securities, fair value is based on observable inputs of comparable market transactions.
(3)     Investments in common and preferred stocks held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date. The fair value of the underlying securities owned by the common/collective trusts is based on observable quoted prices on an active exchange.
(4)     Investments in debt securities and fixed income assets held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date.
(5)     Short term investments held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date.

* There are no “Level 3” investments.
** Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statements of Net Assets.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5: Fair Value Measurements (continued)

			Fair Value Measurements at
			December 31, 2022 Using*
(millions of dollars)
Description of investments	Value		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)

ExxonMobil common stock	8,390		8,390	(1)
U.S. Government Securities	2,362				2,362	(2)
Corporate Debt Securities	914				914	(2)

Total	11,666		8,390		3,276

Common/Collective trusts (at net asset value)**:
S&P 500 Fund	4,608	(3)
Small & Mid Cap Fund	2,245	(3)
World Ex-US Equity Fund	1,500	(3)
Aggregate Bond Fund	960	(4)
Short term investments	134	(5)

Total	21,113

(1)     For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.
(2)     For U.S. government securities and corporate debt securities, fair value is based on observable inputs of comparable market transactions.
(3)     Investments in common and preferred stocks held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date. The fair value of the underlying securities owned by the common/collective trusts is based on observable quoted prices on an active exchange.
(4)     Investments in debt securities and fixed income assets held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date.
(5)     Short term investments held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date.

* There are no “Level 3” investments.
** Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statements of Net Assets.

SCHEDULE H
EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2023

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST	CURRENT
*					**	VALUE
		coupon	maturity	par/units
				(000's)		($000's)

	U.S. GOVERNMENT SECURITIES

	FEDERAL FARM CR BKS	5.500%	11/25/24	25,000		25,136
	FEDERAL FARM CR BKS	5.790%	11/13/26	5,000		5,001
	FEDERAL FARM CREDIT	5.000%	01/08/27	12,826		12,822
	FEDERAL HOME LN BKS	5.585%	03/27/25	20,000		19,960
	FEDERAL HOME LN BKS	5.000%	02/21/24	15,000		14,991
	FEDERAL HOME LN BKS	5.600%	12/26/25	9,645		9,634
	FEDERAL HOME LN BKS	5.700%	04/11/25	10,000		9,989
	FEDERAL HOME LN MTG CORP	4.000%	12/30/24	15,000		14,878
	FEDERAL HOME LN MTG CORP	5.750%	12/07/26	10,000		10,021
	FEDERAL HOME LOAN MORTGAGE	6.000%	10/30/26	2,000		2,000
	FREDDIE MAC	5.750%	08/14/26	20,000		20,000
	U.S SAVINGS BOND SERIES I	5.410%	10/01/32	207,228		207,228
	U.S SAVINGS BOND SERIES I	6.430%	10/01/31	510,427		510,427
	U.S SAVINGS BOND SERIES I	3.380%	01/01/43	29,628		29,628
	U.S SAVINGS BOND SERIES I	3.690%	01/01/40	252,583		252,583
	U.S SAVINGS BOND SERIES EE	3.000%	03/01/38	139,729		139,729
	U.S SAVINGS BOND SERIES I	4.600%	02/01/38	316,453		316,453
	U.S SAVINGS BOND SERIES I	4.090%	02/01/39	274,208		274,208
	U.S SAVINGS BOND SERIES I	5.010%	01/01/33	369,018		369,018
	U.S SAVINGS BOND SERIES I	4.040%	05/01/44	231,753		231,753
	U.S.TREASURY NOTES	4.250%	12/31/24	2,032		2,032
	U.S.TREASURY NOTES	4.375%	10/31/24	2,006		2,006
	U.S.TREASURY BOND	2.000%	02/15/25	1,956		1,956
	U.S.TREASURY NOTES	2.125%	07/31/24	1,984		1,984
	FEDERAL FARM CR BKS	5.540%	09/25/24	25,000		24,987
	FEDERAL HOME LN BK	0.000%	09/18/24	5,000		4,826
	FEDERAL HOME LN BK	0.000%	12/06/24	5,000		4,780
	FEDERAL HOME LOAN BANKS	5.500%	08/22/24	25,000		25,086
	USA TREAS BILLS	0.000%	03/12/24	2,000		1,980
	USA TREAS BILLS	0.000%	01/18/24	5,000		4,988
	USA TREAS BILLS	0.000%	02/22/24	40,000		39,703
	USA TREAS BILLS	0.000%	03/21/24	2,000		1,977
	USA TREAS BILLS	0.000%	03/05/24	2,000		1,982

SCHEDULE H
EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2023

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST	CURRENT
*					**	VALUE
		coupon	maturity	par/units
				(000's)		($000's)

	USA TREAS BILLS	0.000%	11/29/24	4,000		3,832
	USA TREAS BILLS	0.000%	02/06/24	2,000		1,990
	USA TREAS BILLS	0.000%	04/02/24	5,000		4,934
	USA TREAS BILLS	0.000%	02/13/24	4,000		3,975
	USA TREAS BILLS	0.000%	03/07/24	20,000		19,812
	USA TREAS BILLS	0.000%	03/19/24	2,000		1,978
	USA TREAS BONDS	0.000%	03/26/24	2,000		1,976
	USA TREAS BONDS	0.000%	02/08/24	5,500		5,470
	UNITED STS TREAS BILLS	0.000%	02/29/24	35,000		34,703
	UNITED STS TREAS BILLS	0.000%	09/05/24	20,000		19,350
	UNITED STS TREAS BILLS	0.000%	03/28/24	2,000		1,975
	UNITED STS TREAS BILLS	0.000%	03/14/24	10,000		9,896

	TOTAL U.S. GOVERNMENT SECURITIES					2,703,637

	CORPORATE DEBT SECURITIES

	HONEYWELL INTL INC	4.850%	11/01/24	2,000		1,993
	INTL BUSINESS	3.450%	02/19/26	2,500		2,436
	KENVUE INC SR	5.500%	03/22/25	2,056		2,073
	NATL AUSTRALIA BK	5.132%	11/22/24	2,000		2,002
	ONCOR ELEC DELIVERY CO	2.750%	06/01/24	2,500		2,469
	PEPSICO INC FLTG	5.744%	11/12/24	3,000		3,005
	PFIZER INVESTMENT ENTER	4.650%	05/19/25	5,000		4,984
	PVTPL GEORGIA-PAC LLC	0.625%	05/15/24	1,391		1,366
	PVTPL JACKSON NATL LIFE GLOBA	5.500%	01/09/26	1,286		1,285
	ROYAL BK CDA GLOBAL	5.250%	02/22/26	5,000		5,002
	STATOIL ASA	3.700%	03/01/24	2,000		1,994
	WESTPAC BKG CORP	5.512%	11/17/25	3,000		3,049
	ALBERTA PROV CDA DISC	0.000%	05/03/24	10,000		9,816
	ANGLESEA FDG PLC / ANGLESEA	0.000%	01/02/24	670		670
	ANGLESEA FDG PLC / ANGLESEA	0.000%	02/01/24	5,000		4,975
	BANCO DEL ESTADO DE CHILE	0.000%	01/24/24	6,565		6,540
	BANCO SANTANDER SA	0.000%	01/19/24	13,800		13,757

SCHEDULE H
EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2023

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST	CURRENT
*					**	VALUE
		coupon	maturity	par/units
				(000's)		($000's)

	BANK MONTREAL DISC	0.000%	01/22/24	5,000		4,982
	BANK MONTREAL DISC	0.000%	01/04/24	146		146
	BEDFORD ROW FDG CORP	0.000%	01/09/24	600		599
	BEDFORD ROW FDG CORP	0.000%	01/22/24	1,000		996
	BPCE DISC COML PAPER	0.000%	02/01/24	3,230		3,214
	BPCE DISC COML PAPER	0.000%	04/15/24	5,000		4,919
	BRITISH COLUMBIA	0.000%	01/12/24	13,600		13,572
	BRITISH COLUMBIA	0.000%	01/23/24	5,000		4,982
	CAISSE D AMORTISSEMENT	0.000%	01/26/24	1,587		1,580
	DEERE JOHN CAP CORP	0.000%	03/13/24	10,750		10,630
	DEERE JOHN FINL INC	0.000%	02/02/24	5,000		4,974
	EMERSON ELEC CO-DISC	0.000%	01/26/24	4,000		3,983
	ESSILORLUXOTTICA DISC	0.000%	03/19/24	10,000		9,880
	FIRST ABU DHABI BK	0.000%	01/19/24	10,000		9,969
	FIRST ABU DHABI BK	0.000%	03/11/24	10,000		9,890
	FMS WERTMANAGEMENT	0.000%	02/08/24	500		497
	GEORGIA TRANSMISSION	0.000%	02/06/24	5,000		4,971
	GLENCOVE FDG DAC	0.000%	02/01/24	10,000		9,949
	GREAT WEST LIFE & ANNUITY	0.000%	01/19/24	10,000		9,969
	GTA FDG LLC DISC	0.000%	01/24/24	794		791
	GTA FDG LLC DISC	0.000%	03/04/24	671		664
	ING US FDG LLC	0.000%	04/01/24	10,000		9,859
	JOHNS HOPKINS HEALTH SYS	0.000%	01/25/24	6,000		5,976
	KEB HANA BK	0.000%	01/05/24	10,000		9,990
	KENVUE INC	0.000%	01/18/24	5,000		4,985
	LEXINGTON PARKER CAP	0.000%	02/05/24	10,000		9,943
	LILLY ELI & CO	0.000%	01/23/24	5,000		4,982
	LILLY ELI & CO	0.000%	02/15/24	10,000		9,929
	LIME FDG LLC	0.000%	01/04/24	5,000		4,996
	LVMH MOET HENNESSY	0.000%	02/05/24	395		393
	LVMH MOET HENNESSY	0.000%	02/06/24	1,750		1,740
	MACKINAC FDG CO	0.000%	03/06/24	10,000		9,897
	MARS INC DISC	0.000%	02/14/24	10,000		9,930

SCHEDULE H
EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2023

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST	CURRENT
*					**	VALUE
		coupon	maturity	par/units
				(000's)		($000's)

	MAYBANK SINGAPORE LTD	0.000%	01/09/24	10,000		9,807
	MERCEDES-BENZ FIN NORTH AMER	0.000%	03/27/24	10,000		9,864
	MICROSOFT CORP	0.000%	01/03/24	500		500
	MICROSOFT CORP	0.000%	01/12/24	6,000		5,988
	MICROSOFT CORP	0.000%	01/31/24	5,000		4,976
	MICROSOFT CORP	0.000%	02/27/24	5,000		4,956
	MICROSOFT CORP	0.000%	03/08/24	4,500		4,453
	MICROSOFT CORP	0.000%	05/07/24	1,250		1,226
	NATIXIS N Y BRH	0.000%	02/15/24	10,000		9,929
	NESTLE FIN INTL LTD	0.000%	04/30/24	2,000		1,965
	NESTLE FIN INTL LTD	0.000%	01/10/24	3,000		2,995
	PFIZER INC	0.000%	03/15/24	13,750		13,592
	PODIUM FDG TR	0.000%	02/08/24	4,000		3,976
	PVTPL BARCLAYS BK	0.000%	03/06/24	10,000		9,897
	RIDGEFIELD FDG CO	0.000%	02/14/24	410		407
	RIDGEFIELD FDG CO	0.000%	05/22/24	2,750		2,691
	SALISBURY RECEIVABLES CO	0.000%	01/26/24	499		497
	SOCIETE GENERALE ZCPN/CP	0.000%	01/31/24	750		746
	SOUTHERN CALIF GAS CO	0.000%	01/10/24	10,000		9,982
	STE TRANSCORE HLDGS INC	0.000%	01/18/24	10,500		10,469
	SUMITOMO MITSUI TR BK LTD	0.000%	01/11/24	10,000		9,981
	SUNCORP-METWAY LTD	0.000%	02/13/24	5,390		5,351
	TORONTO DOMINION BK	0.000%	01/02/24	4,000		3,998
	TORONTO DOMINION BK	0.000%	03/15/24	5,000		4,942
	TOYOTA INDS	0.000%	01/17/24	1,250		1,246
	TOYOTA MTR CR CORP	0.000%	02/12/24	381		378
	UNITED PARCEL SERVICE INC	0.000%	01/30/24	10,000		9,953
	VERSAILLES COML PAPER LLC	0.000%	01/04/24	250		250
	VOLVO GROUP TREAS NORTH AME	0.000%	01/22/24	5,000		4,981
	VOLVO GROUP TREAS NORTH AME	0.000%	02/21/24	5,000		4,958
	WALMART INC	0.000%	01/09/24	5,500		5,491

	TOTAL CORPORATE DEBT SECURITIES					421,638

SCHEDULE H
EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2023

(a)	(b)	(c)		(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT		COST	CURRENT
*				**	VALUE
	coupon	maturity	par/units
			(000's)		($000's)

*	PARTICIPANT LOANS	3.75% to 9.00% Maturity from 1 to 60 months			126,048

	COMMON/COLLECTIVE TRUSTS

*	NT S&P 500 INDEX FUND		311		5,651,978

*	NT EXTENDED EQUITY MARKET INDEX FUND		2,440		2,718,190

*	NT WORLD EX-US INVESTABLE MARKET INDEX FUND		7,741		1,720,223

*	NT AGGREGATE BOND INDEX FUND		1,893		1,076,299

*	NT GOVERNMENT STIF FUND		156,833		156,833

*	NT CORE SL STIF FUND		9,564		9,564

	TOTAL COMMON/COLLECTIVE TRUSTS				11,333,087

	COMMON STOCK

*	EXXON MOBIL CORPORATION		73,314		7,330,137

	BANK DEPOSITS				100

	TOTAL ASSETS HELD				21,914,647

*    Party in interest as defined by ERISA
**    Cost information is not required for participant-directed investments and, therefore, is not included

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of ExxonMobil Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of ExxonMobil
Savings Plan (the “Plan”) as of December 31, 2023 and 2022 and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i- Schedule of Assets (Held At End Of Year) as of December
31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Dallas, Texas
June 20, 2024

We have served as the Plan’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Plan.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Savings Plan

/s/ Joe Bob Allaire

Joe Bob Allaire
Administrator-Accounting

Dated: June 20, 2024

EXHIBIT INDEX

EXHIBIT

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm Dated June 20, 2024